NORANDA ALUMINUM HOLDING CORPORATION
801 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
November 4, 2013
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act
of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Noranda Aluminum Holding Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 4, 2013. This disclosure can be found on page 54 of the Quarterly Report on Form 10-Q and is incorporated by reference herein. Noranda Aluminum Holding Corporation made such disclosure based on information provided by other companies that may be deemed to be under common control with Noranda Aluminum Holding Corporation, and not because of any conduct by Noranda Aluminum Holding Corporation.

Respectfully submitted,
NORANDA ALUMINUM HOLDING CORPORATION

By:	/s/ LAYLE K. SMITH
Layle K. Smith Chief Executive Officer (Principal Executive Officer)